ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

May 9, 2014

Enerplus Announces Voting Results from the 2014 Annual Meeting of Shareholders

CALGARY, Alberta – Enerplus Corporation ("Enerplus" or the "Corporation") (TSX: ERF) (NYSE: ERF) is pleased to announce the voting results from our Annual General Meeting held Friday, May 9, 2014. Each of the matters is described in greater detail in the 2014 Notice of Annual Meeting and Information Circular and Proxy Statement dated April 2, 2014 (the "Circular").

1. Election of Directors

Shareholders elected the following thirteen nominees as Directors of the Corporation who will serve until the next annual meeting of shareholders of the Corporation, or until their successors are elected or appointed:

Name of Nominee	*Votes For*	*Percent*	*Votes Withheld*	*Percent*
David H. Barr	73,076,313	98.34%	1,232,797	1.66%
Michael R. Culbert	73,282,247	98.62%	1,026,863	1.38%
Edwin V. Dodge	72,779,591	97.94%	1,529,159	2.06%
Ian C. Dundas	73,444,592	98.84%	864,518	1.16%
Hillary A. Foulkes	73,386,194	98.76%	922,917	1.24%
James B. Fraser	73,509,422	98.92%	799,688	1.08%
Robert B. Hodgins	62,755,082	84.45%	11,554,028	15.55%
Susan M. MacKenzie	72,981,296	98.21%	1,327,814	1.79%
Douglas R. Martin	73,179,280	98.48%	1,129,830	1.52%
Donald J. Nelson	72,843,639	98.03%	1,465,471	1.97%
Elliott Pew	73,069,530	98.33%	1,239,580	1.67%
Glen D. Roane	67,289,720	90.55%	7,019,391	9.45%
Sheldon B. Steeves	73,063,948	98.32%	1,245,163	1.68%

2. Appointment of Auditors

Shareholders voted to approve the appointment of Deloitte LLP, Independent Registered Chartered Accountants, as auditors of the Corporation:

Votes For	*Percent*	*Votes Withheld*	*Percent*
116,830,811	98.25%	2,075,409	1.75%

ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

3. Approval of Share Award Incentive Plan

Shareholders voted to approve the Share Award Incentive Plan as described in the Circular:

Votes For	***Percent***	***Votes Against***	***Percent***
65,875,085	88.65%	8,434,016	11.35%

4. Approval of the Confirmation of Amended and Restated By-Law No. 1

Shareholders voted to approve the Confirmation of Amended and Restated By-Law No. 1 as described in the Circular:

Votes For	***Percent***	***Votes Against***	***Percent***
45,168,329	60.78%	29,140,775	39.22%

5. Approval of the Non-Binding Resolution on Approach to Executive Compensation

Shareholders voted to approve the non-binding resolution on Enerplus' approach to executive compensation as described in the Circular:

Votes For	***Percent***	***Votes Against***	***Percent***
59,716,940	80.36%	14,591,533	19.64%

Enerplus is a North American energy producer with a portfolio of oil and gas assets in resource plays with superior economics. We are focused on creating value for our investors through the execution of a disciplined capital investment strategy that allows the successful development of our properties, supported by a strong financial plan. We are a responsible developer of resources that strives to provide investors with a competitive return comprised of both growth and income.

For further information, please contact Investor Relations at 1-800-319-6462 or e-mail investorrelations@enerplus.com.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp

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Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation